October 31, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Moog Inc.
Request for Withdrawal of Form S-3

Ladies and Gentlemen:

 On behalf of Moog Inc. (the "Company") and pursuant to rule 477 under the Securities Act of 1933, as amended, we hereby make application to the Securities and Exchange Commission (the "Commission") to withdraw our Form S-3 filed on October 23, 2006 transmitted and accepted by the Commission with the wrong EDGAR form type.

The Company's registration statement on Form S-3 (Registration No. 333-138149) was transmitted to and accepted by the Commission on October 23, 2006 inadvertently using the EDGAR form type, "S-3."   The Company is a "well-known seasoned issuer" and the registration statement should have been transmitted using the EDGAR form type "S-3ASR."  No securities were sold in connection with this registration statement.

The Company intends to re-file its registration statement on Form S-3ASR with the Commission under the correct EDGAR form type as soon as practical.

Respectfully,
/s/ Donald R. Fishback
Donald R. Fishback Controller